

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



11016097

Estimated average burden
hours per response.....12.00

SEC Mail Processing
Section

FEB 25 2011

Washington, DC
110

| SEC FILE NUMBER |
| --- |
| 8-66673 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                    MM/DD/YY                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hybrid Trading and Resources, LLC**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
141 W. Jackson Blvd., Suite 4020
                              (No. and Street)

Chicago                         Illinois              60604
     (City)                      (State)            (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Parejko                                        (312) 427-1585
                                                  (Area Code-Telephone No)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
                (Name – if individual, state last, first, middle name)

| 141 W. Jackson Blvd., Suite 2900 | Chicago | IL | 60604 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).



SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number

# OATH OR AFFIRMATION

I, Denise Parejko, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Hybrid Trading & Resources, LLC**, as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Financial Operations Principal
Title

_____
Notary Public

This report contains (check all applicable boxes):
- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income
- [x] (d) Statement of Changes in Member's Equity
- [x] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

*\*\* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONTENTS

|                                                                                                                                                                  | PAGES    |
| ---------------------------------------------------------------------------------------------------------------------------------------------------------------- | -------- |
| INDEPENDENT AUDITOR'S REPORT                                                                                                                                      | 1        |
| STATEMENT OF FINANCIAL CONDITION                                                                                                                                  | 2        |
| STATEMENT OF OPERATIONS                                                                                                                                           | 3        |
| STATEMENT OF CHANGES IN MEMBERS' EQUITY                                                                                                                           | 4        |
| STATEMENT OF CASH FLOWS                                                                                                                                           | 5        |
| NOTES TO FINANCIAL STATEMENTS                                                                                                                                     | 6 - 8    |
| SUPPLEMENTARY INFORMATION COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c3-1                                                                          | 9        |
| COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3                           | 10       |
| INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)                                                                                 | 11 - 12  |
| INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION                                          | 13       |

**SCHULTZ & CHEZ, L.L.P.**
*Certified Public Accountants*

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
    HYBRID TRADING & RESOURCES, LLC
        Chicago, Illinois

We have audited the accompanying statement of financial condition of HYBRID TRADING & RESOURCES, LLC, as of December 31, 2010, and the related statements of operations, changes in Members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HYBRID TRADING & RESOURCES, LLC, and the results of its operations and its cash flows for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
February 6, 2011

# HYBRID TRADING & RESOURCES, LLC
## (a Florida Limited Liability Company)
### STATEMENT OF FINANCIAL CONDITION
#### DECEMBER 31, 2010

ASSETS

| | | |
|---|---|---:|
| Cash | $ | 139,048 |
| Receivable from clearing broker | | 412,533 |
| Commissions receivable | | 283,400 |
| Equipment, net of accumulated depreciation of $59,376 | | 8,700 |
| TOTAL ASSETS | $ | 843,681 |

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 94,147 |
| TOTAL LIABILITIES | | 94,147 |
| MEMBERS' EQUITY | | 749,534 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 843,681 |

# HYBRID TRADING & RESOURCES, LLC
### (a Florida Limited Liability Company)
## STATEMENT OF OPERATIONS
### YEAR ENDED DECEMBER 31, 2010

| | |
|---|---:|
| **REVENUES** | |
| Commission income | $ 2,787,057 |
| | |
| Total Revenues | 2,787,057 |
| | |
| **EXPENSES** | |
| Employee compensation and benefits | 458,293 |
| Commissions, floor brokerage and execution fees | 897,970 |
| Exchange and regulatory fees | 1,058,525 |
| Market information | 91,109 |
| Rent and utilities | 50,286 |
| Professional fees | 143,261 |
| Telephone | 69,451 |
| Depreciation | 5,859 |
| Travel and entertainment | 36,469 |
| Other | 261,022 |
| | |
| Total Expenses | 3,072,245 |
| | |
| NET INCOME (LOSS) | $ ( 285,188) |

# HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2010

| | |
|---|---:|
| Balance December 31, 2009 | $ 1,034,722 |
| Members contributions | - |
| Members withdrawals | - |
| Net income (loss) | ( 285,188) |
| Balance December 31, 2010 | $ 749,534 |

# HYBRID TRADING & RESOURCES, LLC
## (a Florida Limited Liability Company)
### STATEMENT OF CASH FLOWS
#### YEAR ENDED DECEMBER 31, 2010

| | |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net income (loss) | $ ( 285,188) |
| Adjustments to reconcile net loss to net cash used in operating activities | |
| Depreciation | 5,859 |
| (Increase) decrease in assets: | |
| Receivable from clearing broker | 85,087 |
| Commissions receivable | 172,491 |
| Increase (decrease) in liabilities: | |
| Accounts payable and accrued expenses | ( 258,128) |
| Total adjustments | 5,309 |
| NET CASH USED IN OPERATING ACTIVITIES | ( 279,879) |
| NET DECREASE IN CASH | ( 279,879) |
| CASH AT DECEMBER 31, 2009 | 418,927 |
| CASH AT DECEMBER 31, 2010 | $ 139,048 |

Supplemental Cash Flow Information:
    Cash payments for interest during the year totaled $188.
    Cash payments for income taxes during the year totaled $0.

## (1) NATURE OF BUSINESS

HYBRID TRADING & RESOURCES, LLC (the "Company"), a Florida Limited Liability Company, operates as an introducing broker that clears all trades on a fully disclosed basis through an outside clearing firm. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC).

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies
The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Equipment
Purchased equipment is recorded at cost and depreciated over estimated useful lives using accelerated methods.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

Accounting for Uncertainty in Income Taxes
ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2010.

**(3)      INCOME TAXES**

No provision has been made for income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

**(4)      CONCENTRATION OF CREDIT RISK**

At December 31, 2010, the Company had a significant concentration of credit risk which consisted of deposits with the Company's clearing firm which represented approximately 55% of total equity.

**(5)      FAIR VALUE MEASUREMENTS/ INVESTMENTS IN SECURITIES AND DERIVATIVE CONTRACTS**

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follows:

*Level 1* – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

*Level 2* – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

*Level 3* – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company records its financial instruments at fair value and categorizes them based upon a fair value hierarchy in accordance with ASC 820-10. At December 31, 2010, the Company had no open financial instruments.

At December 31, 2010, no valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

# HYBRID TRADING & RESOURCES, LLC
## (a Florida Limited Liability Company)
## NOTES TO FINANCIAL STATEMENTS
### YEAR ENDED DECEMBER 31, 2010

**(6)**      *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2010, the Company had net capital and net capital requirements of $539,534 and $250,000, respectively, and had no customer accounts.

The Company is exempt from the provisions of the SEC's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

**(7)**      *RELATED PARTY TRANSACTIONS*

The Company rents its office space under a lease with affiliated entity containing real estate tax and operating expenses escalation clauses. Rent expense for the year totaled $50,286.

**(8)**      *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through February 6, 2011, which is the date the financial statements were available to be issued. No events have occurred from the date of the financial statement to February 6, 2011, which would require adjustments to or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

# HYBRID TRADING & RESOURCES, LLC
### (a Florida Limited Liability Company)

## COMPUTATION OF NET CAPITAL,
## PER UNIFORM NET CAPITAL RULE 15c3-1

### DECEMBER 31, 2010

| | | |
|---|---|---:|
| NET CAPITAL | | |
| Members' equity | $ | 749,534 |
| | | |
| LESS: | | |
| Non-allowable assets | | |
| Commissions receivable, over 30 days old | | 201,300 |
| Equipment, net | | 8,700 |
| | | |
| Total non-allowable assets | | 210,000 |
| | | |
| NET CAPITAL BEFORE HAIRCUTS | | 539,534 |
| | | |
| Haircuts | | - |
| | | |
| NET CAPITAL | $ | 539,534 |
| | | |
| COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT | | |
| Minimum net capital required (Greater of 2% of aggregate debit items or $250,000) | $ | 250,000 |
| | | |
| EXCESS NET CAPITAL | $ | 289,534 |

Note: There are no material differences between the audited computation of net capital above and that per the Company's unaudited FOCUS report as originally filed.

# HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
### AND
## INFORMATION FOR THE POSSESSION OR CONTROL
## REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2010

These schedules are not applicable as HYBRID TRADING & RESOURCES, LLC is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as it, as an introducing broker/dealer, clears all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

# SCHULTZ & CHEZ, L.L.P.
## *Certified Public Accountants*

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members of
HYBRID TRADING & RESOURCES, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Hybrid Trading & Resources, LLC, (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Chicago Board Options Exchange, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Schulty & Chy, LLP*

Chicago, Illinois
February 6, 2011

# SCHULTZ & CHEZ, L.L.P.
*Certified Public Accountants*

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

### INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
  HYBRID TRADING & RESOURCES, LLC
    Chicago, Illinois

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Hybrid Trading & Resources, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 , as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Schultz & Chez, LLP*

Chicago, Illinois
February 6, 2011

13

**SECURITIES INVESTOR PROTECTION CORPORATION**
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
**General Assessment Reconciliation**

For the fiscal year ended ~~December 31,~~20 10
(Read carefully the instructions in your Working Copy before completing this Form)

**WORKING COPY**

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hybrid Trading & Resources LLC
191 W Jackson Blvd Suite 4020
Chicago, IL 60604
CBOE
#8-66673
Fiscal Year Ending Dec. 31st

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Denise Parejko    312.913.9748

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]                    $ 2,081

   B. Less payment made with SIPC-6 filed (exclude interest)                                    ( 2,681 )

   _____
   Date Paid
   C. Less prior overpayment applied                                                           ( ~~0~~ )

   D. Assessment balance due or (overpayment)                                                  ($600)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum       ~~0~~

   F. Total assessment balance and interest due (or overpayment carried forward)               $ (600)

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above)                                                             $ ~~0~~

   H. Overpayment carried forward                                                              $( 600 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hybrid Trading & Resources LLC
_____
(Name of Corporation, Partnership or other organization)
_____
(Authorized Signature)

Dated the 28th day of January, 20 11 .

FINOP
_____
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: _____  _____  _____
       Postmarked   Received   Reviewed

Calculations _____        Documentation _____        Forward Copy _____

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1st, 20 10
and ending Dec 31st, 20 10
Eliminate cents

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)      $ _1,182,280_

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.     _0_

    (2) Net loss from principal transactions in securities in trading accounts.     _0_

    (3) Net loss from principal transactions in commodities in trading accounts.     _0_

    (4) Interest and dividend expense deducted in determining item 2a.     _0_

    (5) Net loss from management of or participation in the underwriting or distribution of securities.     _0_

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.     _0_

    (7) Net loss from securities in investment accounts.     _0_

        Total additions     _$1,182,280_

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.     _0_

    (2) Revenues from commodity transactions.     _0_

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.     _$ 350,026_

    (4) Reimbursements for postage in connection with proxy solicitation.     _0_

    (5) Net gain from securities in investment accounts.     _0_

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.     _0_

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).     _0_

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):     _0_

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.    $ _0_

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).    $ _0_

        Enter the greater of line (i) or (ii)     _0_

        Total deductions     _$350,026_

2d. SIPC Net Operating Revenues     $ _832,254_

2e. General Assessment @ .0025     $ _2,081_

                                               (to page 1 but not less than $150 minimum)

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

**REPORT PURSUANT TO RULE X-17a-5(d)**

YEAR ENDED DECEMBER 31, 2010